VERDE BIO HOLDINGS, INC.

January 15, 2021

VIA EDGAR

Edward Kim

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Mail Stop 3561

Washington, D.C.  20549

Re: Verde Bio Holdings, Inc.

Offering Statement on Form 1-A

Filed November 13, 2020

File No. 024-11365

Qualification Request

Requested Date: January 19, 2021

Requested Time: 3:00 p.m. Eastern Daylight Time

Mr. Kim:

Pursuant to Rule 252(e) of Regulation A promulgated under the Securities Act of 1933, as amended, Verde Bio Holdings, Inc. (the “Company”) hereby respectfully requests that the above-referenced Offering Statement on Form 1-A, as amended  (the “Offering Statement”), be declared qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company, or its legal counsel, J. Martin Tate, may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission.

We request that we be notified of the qualification of the Offering Statement by telephone call to J. Martin Tate of Carman Lehnhof Israelsen, LLP, at (801) 534-4435.

If you have any questions or comments regarding this qualification request, please direct them to Mr. Tate.

Very truly yours,

/s/ Scott Cox

Michael Jansen

Chief Executive Officer

cc:  J. Martin Tate

Carman Lehnhof Israelsen, LLP